SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 28 March 2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	COMPLETION OF SALE OF MARK HOPKINS

Exhibit No: 99.1

IHG ANNOUNCES THE COMPLETION OF THE SALE OF
INTERCONTINENTAL MARK HOPKINS SAN FRANCISCO

28 March 2014 - InterContinental Hotels Group PLC (IHG) [LON:IHG, NYSE:IHG (ADRs)] today announces that it has completed the sale of InterContinental Mark Hopkins San Francisco ("the Hotel") to a joint venture between affiliates of Woodridge Capital Partners and funds managed by Oaktree Capital Management L.P., the terms of which were announced on 18 February 2014.

$120m gross disposal proceeds have been received in cash. IHG will continue to manage the Hotel under a long-term management contract.

For further information please contact:

Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Media Relations (Yasmin Diamond; Zoe Bird): +44 (0)1895 512008

Notes to Editors:
About IHG
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE™ Hotels & Resorts.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 77 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.

IHG franchises, leases, manages or owns 4,700 hotels and 687,000 guest rooms in nearly 100 countries and territories. With more than 1,100 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	28 March 2014